JOSEPH GUNNAR & CO., LLC

30 Broad Street, 11th Floor
New York, NY 10004

December 4, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Vision Marine Technologies Inc.

Registration Statement on Form F-1

(File No. 333-275503) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned underwriter in connection with the above referenced Registration Statement relating to the offer and issuance by the Registrant of certain of its securities, hereby joins the Registrant’s request that the effective date of the Registration Statement be accelerated so that it shall be declared effective at 5:00 p.m. Eastern Time on Monday, December 4, 2023, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the Preliminary Prospectus, dated December 4, 2023, to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

This is to further advise you that the underwriters have and will continue to comply with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended, with regard to the Preliminary Prospectus and any amended Prospectus.

Very truly yours,

JOSEPH GUNNAR & CO., LLC

By:	/s/ Stephan Stein
Name:	Stephan Stein
Title:	President